

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

<u>Via E-mail</u>
Mr. Michael E. Hicks
Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333

      Re: **OMNOVA Solutions Inc.**
               Form 10-K for Fiscal Year Ended November 30, 2013
               Filed January 24, 2014
               File No. 1-15147

Dear Mr. Hicks:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ John Cash, *for*

                      Terence O'Brien
                      Accounting Branch Chief